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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53628

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

PROCESSED
JUN 17 2005
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

SAINT SOTER CAPITAL, L.L.C.



ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Shuman Blvd.
(No. and Street)

Naperville	**Illinois**	**60563**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracy Miller — **(630) 778-3418** (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DP

CA 5/20/05

OATH OR AFFIRMATION

I, JOHN WIESNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SAINT SOTER CAPITAL, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Managing Member

Title


"OFFICIAL SEAL"
Alan R. Juraska
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

This report** contains (check all applicable boxes):

[X] (a) Facing page.
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g) Computation of Net Capital.
[X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
WASH, D.C.
SECTION

SAINT SOTER CAPITAL, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

for the year ended December 31, 2004



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
SAINT SOTER CAPITAL, L.L.C.

We have audited the accompanying statement of financial condition of SAINT SOTER CAPITAL, L.L.C. as of December 31, 2004, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SAINT SOTER CAPITAL, L.L.C. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
March 11, 2005

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2004

ASSETS

Cash	$	51,848
Receivables from broker-dealer		4,462,748
Securities owned, at market		
Long stock		418,711
Long options		88,085
Investment in broker-dealer		10,000
Receivable from member		5,147
Security deposit		924
	$	5,037,463

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Securities sold not yet purchased		
Short stock	$	639,741
Short options		35,500
		675,241
Members' Equity		4,362,222
	$	5,037,463

See accompanying notes.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF OPERATIONS
for the year ended December 31, 2004

Revenues		
Trading income, net	$	1,160,391
Interest and dividends		107,777
Other income		14,446
		1,282,614
Expenses		
Salary expense		358,957
Outside traders, consultants		8,730
Commissions, brokerage and regulatory fees		166,135
Office and other expenses		65,339
Interest and dividends		102,484
Professional fees		10,104
Membership lease expense		7,693
		719,442
Net income	$	563,172

See accompanying notes.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
for the year ended December 31, 2004

Balance, January 1, 2004	$	2,878,555
Members' contributions		2,465,304
Members' withdrawals		(1,544,809)
Net income		563,172
Balance, December 31, 2004	$	4,362,222

See accompanying notes.

SAINT SOTER CAPITAL, L.L.C.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2004

Operating Activities		
Net income	$	563,172
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivables from broker - dealer		(1,256,928)
Securities owned, at market - stock		21,445
Securities owned, at market - options		(6,550)
Subscriptions receivable		(5,146)
Securities sold, not yet purchased – stock		(137,056)
Securities sold, not yet purchased – options		(37,400)
Accounts payable		(244,348)
Net Cash Used in Operating Activities		(1,102,811)
Financing Activities		
Members' capital contributions		2,465,304
Members' capital withdrawals		(1,544,809)
Net Cash Provided by Financing Activities		920,495
Net Increase in Cash		(182,316)
Cash, Beginning of Year		234,164
Cash, End of Year	$	51,848

See accompanying notes.

SAINT SOTER CAPITAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS
for the year ended December 31, 2004

1. Organization and Business

Saint Soter Capital, L.L.C. (the Company), an Illinois Limited Liability Company, was organized on April 25, 2001. The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Chicago Stock Exchange. Revenue is generated from investments.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and related income and expenses are recorded on the settlement date. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, a majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date.

Income Taxes

No provision for federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based his share of the profits or losses of the company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to $ 100,000. At December 31, 2004 the Company had net capital and net capital requirements of $4,247,383 and $100,000, respectively.

4. Commitments

The Company leases facilities under an operating lease that expires in March 2005. At December 31, 2004 future minimum lease payments under the noncancelable operating lease is $2,858 for the year ending December 31, 2005. Rent expense for the year ended December 31, 2004 totaled $20,293.

5. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk, which include exchange-traded equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the securities or money market instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Credit Concentration

At December 31, 2004, a significant credit concentration consisted of the total net equity of the Company with the Company's clearing broker, Spear, Leeds & Kellogg, L.P. ("SLK"). Management does not consider any credit risk associated with this net receivable to be significant.

7. Fair Value of Financial Instruments

Securities owned, securities sold, not yet purchased, and other financial instruments used for trading purposes are recorded in the statement of financial condition at market value, with related unrealized profit or loss included in net trading gain in the statement of operations. As the Company operates as a broker-dealer, all financial instruments are stated at a value which approximates fair value.

8. Operating Agreement

The managing member shall cause a capital account to be established for each member. The initial balance of each member's capital account shall be the amount of his or her initial capital contribution to the fund.

The fund shall terminate and be dissolved upon the withdrawal, insolvency or dissolution of the managing member and upon the death, insanity or incompetency of the managing member.

The agreement also provides that the managing member is specifically authorized to establish brokerage arrangements on behalf of the fund. The managing member is entitled to a special allocation equal to 50% of the cumulative trading profit as of the end of the quarter in a member's capital account.

9. Clearing Agreement

The Company has a Joint Back Office (JBO) clearing agreement with Spear, Leeds & Kellogg, L.P. ("SLK"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in a Class C limited partnership interest with SLK. The Company's investment in SLK is reflected as securities owned not readily marketable in the statement of financial condition. Under the rules of the Chicago Board Options Exchange (the "CBOE"), the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with SLK, exclusive of the stock investment.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **SAINT SOTER CAPITAL, L.L.C.** as of **December 31, 2004**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition-Item 1800)			$ 4,357,075	[3480]
2.	Deduct: Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 4,357,075	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			$ -	[3520]
	B. Other (deductions) or allowable subordinated liabilities				[3525]
5.	Total capital and allowable subordinated liabilities			$ 4,357,075	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 16,071	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items [3450]				
	C. Aged short security differences- less reserved of [3460]		[3580]		
	2. Number of items [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges			$ (16,071)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 4,341,004	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptance, certificates of deposit, and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options	$ 98,768	[3730]		
	7. Arbitrage		[3732]		
	8. Other securities		[3734]		
	D. Undue concentration		[3650]		
	E. Other (List)		[3736]	$ (98,768)	[3740]
10.	Net Capital			$ 4,242,236 OMIT PENNIES	[3750]

Non-Allowable Assets (line 6.A):

Investment in broker-dealer	$ 10,000
Security deposit	924
Receivable from members	5,147
	$ 16,071

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

BROKER OR DEALER: **SAINT SOTER CAPITAL, L.L.C.** as of **December 31, 2004**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$		[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	4,142,236	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	4,242,236	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$		[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$		[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 – by line 10)			%		[3850]
21.	Percentage of aggregate indebtedness to net capital <u>after</u> anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11)					[3853]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	-	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$	-	[3760]
25.	Excess net capital (line 10 less 24)	$	-	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: *5% of combined aggregate debit items or $300,000*	$	-	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1. Minimum dollar net capital requirement, or
  2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and *partners securities which were included in non-allowable assets.*

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPTERATION COMBINED UNIFORM SINGLE REPORT PART IIA
for the year ended December 31, 2004

Reconciliation Pursuant to Paragraph (d)(4) of Rule 17a-5

Following is a reconciliation and explanation for differences between the unaudited and audited FOCUS Part IIA Report as of December 31, 2004:

Net capital per unaudited FOCUS report	$	4,247,383
Reclassification of receivable from members		(5,147)
Net capital per audited FOCUS report	$	4,242,236

SAINT SOTER CAPITAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2004

The Company did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.

SAINT SOTER CAPITAL, L.L.C.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2004

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2004 and does not have any PAIB accounts.

SAINT SOTER CAPITAL, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
for the year ended December 31, 2004

The Company did not handle any customer cash or securities during the year ended December 31, 2004 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
SAINT SOTER CAPITAL, L.L.C.

In planning and performing our audit of the financial statements of SAINT SOTER CAPITAL, L.L.C. (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2004, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
March 11, 2005